1095 Avenue of the Americas
New York, NY 10036
Joseph J. Prochaska, Jr.
Executive Vice President &
Chief Accounting Officer
May 5, 2009
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	MetLife Insurance Company of Connecticut Form 10-K for the fiscal year ended December 31, 2008 File No. 033-03094
Dear Mr. Rosenberg:
This letter sets forth the response of MetLife Insurance Company of Connecticut (the “Company”) to the comments contained in your letter dated April 22, 2009 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.
Item 9A (T) Control and Procedures, page 78

1.	Please refer to Note 18 and Item 4.02 Form 8-K dated March 23, 2009. Please explain what consideration was given to the revenue recognition errors and the related restatements of your 2008 quarterly financial statements in your disclosures under Item 307 and 308 of Regulation S-K. Please tell us the factors you considered and highlight for us those factors that support your conclusion that your disclosure controls and procedures and internal control over financial reporting were effective at December 31, 2008.

Management Response:

In reaching its conclusion that disclosure controls and procedures as well as internal control over financial reporting were effective at December 31, 2008, management considered the impact of the revenue recognition adjustment disclosed in Note 18 of the Notes to the Company’s Consolidated Financial Statements of MetLife Insurance Company of Connecticut and described in its Form 8-K dated March 23, 2009.

Some background may be of assistance in understanding the circumstances of the restatement. Effective December 31, 2007, the Company (through a subsidiary) entered into an indemnity reinsurance agreement with an affiliated company. As is typically done under reinsurance accounting, the experience refund receipts were recorded as revenue by the Company for the first three quarters of 2008. Upon further analysis, due to the unique terms of the reinsurance agreement, management concluded that such receipts should have been recorded as deferred revenue by the Company and amortized in a manner similar to the amortization of deferred acquisition costs. As a result, the Company’s net income for the three months ended March 31, June 30 and September 30, 2008 were overstated by $39 million, $34 million and $34 million, respectively. Management also concluded that, from an income statement perspective, the errors were material to certain of the 2008 quarters. However, they were not material to equity (which management considers to be the critical measure of materiality for the Company, as discussed below) and the errors did not cross any annual financial reporting periods.

Management considered the following factors in reaching its conclusion that its disclosure controls and procedures and internal control over financial reporting were effective as of December 31, 2008:
a)	Management’s detective analytical controls identified the error. In preparing the year-end financial statements of the Company — specifically in performing an analytical review of the results of operations in conjunction with the preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and in preparing and reviewing information in the reinsurance footnote on affiliated balances — management noted that the magnitude of the revenue on an affiliated reinsurance transaction was larger than the anticipated amount based upon a pre-execution contract review (preventive control) that had been modeled. Upon investigation, it was determined that the contractual based experience refund resulted in a disproportionately large amount of revenue in the early years of the contract. Management reviewed the underlying contract and related projected cash flows and determined that SFAS 113, paragraph 26 applied and that a more appropriate treatment was to amortize the revenue over the term of the contract.

b)	The evaluation of the effectiveness of disclosure controls and procedures as well as internal control over financial reporting in accordance with Item 307 and 308 (T) is “as of” December 31, 2008. It is an annual certification of the effectiveness of internal control over financial reporting as of that date. Accordingly, the detective control operated effectively to identify the issue prior to management’s conclusion regarding the effectiveness of disclosure controls and procedures and the preparation of Management’s Annual Report on Internal Control over Financial Reporting, both of which are included in Item 9A(T) in the Company’s 2008 Annual Report on Form 10-K.

c)	The Company has a limited number of affiliated reinsurance contracts and only one contract with such an experience refund. As such, this matter was not considered a pervasive issue nor a control matter upon which management could design and implement a control whose repeated execution could be implemented to demonstrate operating effectiveness. It should be noted, that management has historically reviewed such contracts in advance of their execution (i.e. the preventive control), and this review will now include a more detailed review of GAAP cash flow and experience refund projections for this and any new contracts of a similar nature. However, there is currently no other contract to which this control would apply.
It should be noted that although management concluded that this item was not a material weakness as of December 31, 2008, management did conclude that the issue was a significant deficiency and properly disclosed this to the Company’s Audit Committee and its external auditors prior to filing its 2008 Annual Report on Form 10-K.

Management also concluded there was no significant change in the Company’s internal control over financial reporting that would materially affect, or be reasonably likely to materially affect, the Company’s internal control over financial reporting for the three months ended December 31, 2008 because there was no change in the operation of controls during the period and only a further refinement of prospective preventive controls.

In summary,
1)	The Company discovered the error through its existing control procedures;

2)	The impact of the error was not significant on a cumulative basis to the Company’s equity position (which management believes to be the critical component upon which annuity contract holders (the Company has no public shareholders) evaluate the Company’s financial position) until the fourth quarter of 2008 when it was discovered;

3)	The impact of the error did not cross over any annual financial reporting periods; and,

4)	The Company believes a prudent business person, in the conduct of their own affairs, would not conclude that a material weakness in internal controls over financial reporting existed.
2.	Further, please explain to us why you did not file amendments to your Forms 10-Qs for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008 considering management has concluded that the previously issued financial statements for each of these quarters should no longer be relied upon.

Management Response:

The audited consolidated financial statements in the Company’s 2008 Annual Report on Form 10-K included in Note 18 the restated unaudited quarterly amounts for the balance sheet and income statement line items affected by the change in the accounting for the experience refund, as prescribed by FAS No. 154: “Accounting Changes and Error Corrections” (“FAS 154”). In its Form 8-K filed to report management’s conclusion that the financial statements in the Forms 10-Q should no longer be relied upon, the Company stated that the financial statements for the first three quarters of 2008 would be restated in its Form 10-K. Any annuity contract holder or other person reading the Form 8-K and interested in seeing the restated results for the first three quarters of 2008 would know to read the Form 10-K. Also in accordance with FAS 154, in the Company’s 2009 Form 10-Q filings the Company intends to label the 2008 quarterly column headings as “restated” to be clear to readers and annuity contract holders and disclose the restatement in the footnotes to the financial statements, with a cross reference to the Form 10-K where further details of the restatement are described.
The Company files reports under Section 15(d) of the Exchange Act only because it issues certain types of fixed annuity contracts that have market value adjustment (MVA) features requiring the sale of such contracts to be registered under the Securities Act [1]. The Company believes that, as a result, variations in the Company’s net income from quarter to quarter are significantly less important to the holders of those contracts than the Company’s stockholders’ equity, which represents that capital supporting the Company’s ability to pay under its annuity contracts. The Company does not have public shareholders and the impact of the restatement on the Company’s stockholders’ equity in each quarter was immaterial; the cumulative impact as of September 30, 2008 was $107 million out of total stockholders’ equity (prior to the restatement) of $6,233 million, or 1.7%, and the impact as of March 31, 2008 and June 30, 2008 was smaller in absolute terms and as a percentage of stockholders’ equity. While the impact of the adjustments on net income for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 was 35.4%, 18.6% and 16.0%, respectively, of net income prior to the restatement, the restatements did not change net income to a net loss in any quarter and did not alter the trend in net income from quarter to quarter.

The prospectuses for the Company’s registered MVA annuity products are updated annually as of May 1, and each year’s updated prospectus incorporates by reference the Company’s most recent annual report on Form 10-K, including its audited financial statements, in accordance with the requirements of Item 12(a) of Form S-1. Updated prospectuses are sent to current contract holders each May 1. Thus, purchasers of an MVA annuity during 2008 have received the most recent prospectus as of May 1, 2009, which incorporates by reference the Annual Report on Form 10-K as of December 31, 2008. On March 27, 2009 the Company also filed a supplement to its Form S-1 that incorporated by reference the Form 8-K, so that purchasers of annuities with MVA features on or after that date would have notice of the restatement of the quarterly financial statements. Quarterly reports on Form 10-Q are not incorporated by reference in such prospectuses; thus, amending the 2008 Quarterly Reports on Form 10-Q would not serve to provide purchasers of the annuity contracts with any financial information that is incorporated by reference in the prospectus currently in effect.

Accordingly, because (i) the adjustments affected only a small number of line items in the Company’s financial statements and were not material to equity in any of the periods, (ii) the variations in the affected line items in the Company’s quarterly

[1]	We note that Exchange Act Rule 12h-7, which became effective May 1, 2009, provides an insurance company with an exemption from Exchange Act reporting with respect to annuities with MVA features that are registered under the Securities Act and regulated as insurance under state law, if the insurer complies with certain conditions.

financial statements were not such as to be material to annuity contract holders, (iii) the restated line items for the first three quarters of 2008 were provided in the Company’s 2008 Annual Report on Form 10-K and incorporated by reference in revised and updated prospectuses, and (iv) the Company’s plan to restate the affected quarterly financial statements in its Form 10-K was disclosed in its Form 8-K, the Company concluded, and still believes, that the restatement in its Form 10-K of its results for the first three quarters of the year provided adequate dissemination of the restated results without the need to amend its Forms 10-Q.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-8846. For your convenience, we are sending a copy of this letter to you via e-mail, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,
/s/ Joseph J. Prochaska, Jr.
Joseph J. Prochaska, Jr.
cc: Michael K. Farrell

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